CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price	Fee

Capital Protected Notes due February 11, 2013	$25,000,000	$2,675.00

PROSPECTUS Dated January 25, 2006	Pricing Supplement No. 18
PROSPECTUS SUPPLEMENT	Registration Statement No. 333-131266
For Capital Protected Notes	Dated February 2, 2006
Dated January 25, 2006	Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Notes

Capital Protected Notes due February 11, 2013
Based on the Value of the Russell 1000® Growth Index

The Capital Protected Notes due February 11, 2013 Based on the Value of the Russell 1000® Growth Index, which we refer to as the notes, are senior unsecured obligations of Morgan Stanley, will pay no interest and will have the terms described in the prospectus supplement for capital protected notes and the prospectus, as supplemented or modified by this pricing supplement. At maturity, we will pay per note the principal amount of $1,000 plus a supplemental redemption amount, if any, based on the performance of the Russell 1000® Growth Index.

Indicative Terms:
Underlying index:	Russell 1000® Growth Index
Aggregate principal amount:	$25,000,000
Pricing date:	February 2, 2006
Original issue date (settlement date):	February 9, 2006
Maturity date:	February 11, 2013, subject to postponement in the event of certain market disruption events
Issue price (principal amount per note):	$1,000 per note
Interest rate:	None
Denominations:	$1,000 (and integral multiples thereof)
Principal protection level:	100%
Bull notes or bear notes:	Bull notes
Payment at maturity:	$1,000 plus the supplemental redemption amount, which may be zero
Supplemental redemption amount:	The product of $1,000 times the participation rate times the index percent change;
provided that the supplemental redemption amount will not be less than zero.
Participation rate:	100%
Index percent change:	The percentage by which the final average index value exceeds the initial index value, calculated as follows: (final average index value – initial index value) / initial index value
Initial index value:	519.38
Index setting date:	February 2, 2006
Final average index value:	The arithmetic average of the index closing values on each of the determination dates
Determination dates:	February 7, 2012, August 7, 2012 and February 7, 2013
Call right:	The notes are not callable prior to maturity
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	61746BCS3

The notes involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on PS-8.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

PRICE 100%

	Price to Public(1)	Agent’s Commissions(2)	Proceeds to Company(1)

Per Note	100%	.35%	99.65%
Total	$25,000,000	$87,500	$24,912,500
(1)	Plus accrued interest, if any, from the original issue date.
(2)	For additional information, see “Plan of Distribution” in the prospectus supplement for capital protected notes.

MORGAN STANLEY

Where You Can Find More Information

     Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for capital protected notes) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement for capital protected notes and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement for capital protected notes if you so request by calling toll-free 1-866-718-1649.

You may access these documents on the SEC web site at www.sec.gov as follows:

  Prospectus Supplement for Capital Protected Notes dated January 25, 2006:
  http://www.sec.gov/Archives/edgar/data/895421/000095010306000150/jan2306_ps-cpn.txt

  Prospectus dated January 25, 2006:
  http://www.sec.gov/Archives/edgar/data/895421/000095010306000145/jan2506_424b2.txt

     Terms used in this pricing supplement are defined in the prospectus supplement for capital protected notes or in the prospectus. As used in this pricing supplement, the “Company,” “we,” “us,” and “our” refer to Morgan Stanley.

Payment at Maturity

     100% principal protection. At maturity, we will pay you at least $1,000, plus the supplemental redemption amount, if any.

     The Supplemental Redemption Amount based on the Russell 1000 Growth Index. The supplemental redemption amount will be equal to the product of $1,000 times the participation rate times the percentage, if any, by which the final average index value exceeds the initial index value. If the final average index value is greater than the initial index value, the supplemental redemption amount will be calculated as follows:

supplemental redemption amount	=	$1,000 x participation rate x	(final average index value – initial index value) initial index value where,
participation	=	100%
rate
initial index	=	519.38
value
final average	=	the arithmetic average of the index closing values of the
index value		Russell 1000 Growth Index on each of the three determination
		dates

If the final average index value is less than or equal to the initial index value, the supplemental redemption amount will be zero.

Hypothetical Payouts on the Capital Protected Notes

     Presented below are hypothetical examples showing how the payout on the notes at maturity, including the supplemental redemption amount, is calculated.

Example #1:

The final average index value is 50% greater than the initial index value.

Participation rate:	100%
Hypothetical initial index value:	500
Hypothetical final average index value:	750

Supplemental redemption				750-500
amount per note	=	$1,000	x		x	100%	=	$500
				500

     In the example above, the total payout at maturity per note will equal $1,500, which is the sum of the principal amount of $1,000 and a supplemental redemption amount of $500.

Example #2:

The final average index value is 50% lower than the initial index value.

Participation rate:	100%
Initial index value:	500
Final average index value:	250

     In the example above, because the final average index value is less than the initial index value, there is no supplemental redemption amount. However, you will receive the principal amount of $1,000 for each note at maturity, even though the simple index return declines 50% over the term of the notes.

     The supplemental redemption amount, if any, is based on the final average index value, which equals the arithmetic average of the index closing values on three determination dates over the term of the notes. The prospectus supplement for capital protected notes includes examples of the hypothetical payout calculations that are intended to illustrate the effect of general trends in the index closing values over the period covered by the determination dates on the amount payable to you at maturity beginning on S-10 of the prospectus supplement for capital protected notes.

The Underlying Index

     The Russell 1000 Growth Index. We have derived all information contained in this prospectus supplement regarding the Russell 1000® Growth Index (the “Index”), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, the Frank Russell Company (“Russell”). The Index was developed by Russell and is calculated, maintained and published by Russell. We make no representation or warranty as to the accuracy or completeness of such information.

     The Index measures the composite price performance of stocks of companies within the Index which have been determined by Russell to be growth oriented, with higher price-to-stock ratios and higher forecasted growth. All 1,000 stocks are traded on the NYSE, the AMEX, the Nasdaq or in the over-the-counter market.

     Only common stocks belonging to corporations domiciled in the U.S. and its territories are eligible for inclusion in the Index. Stocks traded on U.S. exchanges but domiciled in other countries are excluded. Preferred and convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights are also excluded. Trust receipts, royalty trusts, limited liability companies, OTC Bulletin Board companies, pink sheets, closed-end mutual investment companies (except business development companies), limited partnerships and foreign stocks are also ineligible for inclusion. Stocks must trade at or above $1.00 on May 31 of each year to be eligible for inclusion in the Index. However, if a stock falls below $1.00 intra-year, it will not be removed until the next reconstitution if it is still trading below $1.00.

     The primary criteria used to determine the initial list of securities eligible for the Index is total market capitalization, which is defined as the price of the shares times the total number of available shares, or shares assumed to be available for trading. Based on closing values on May 31 of each year, Russell reconstitutes the composition of the Index using the then existing market capitalizations of eligible companies. As of the last Friday of June of each year, the Index and the Growth Index are adjusted to reflect the reconstitution market value (changes in rankings and shares outstanding) for that year.

     The market value of each security in the Index is determined as a percentage of the market value within the Russell 1000 Index. A security designated as 100% growth will hold the same market value in the Index as in the Russell 1000 Index. A security designated by Russell as 50% growth will be included at half the market value in the Index as in the Russell 1000 Index. As a market value-weighted index, the Index reflects changes in the market value of the component stocks relative to the capitalization on a base date. The current index value is calculated by adding the market values of the index’s component stocks, which are derived by multiplying the price of each stock by the number of available shares, to arrive at the total market capitalization of the 1,000 stocks. The total market value is then divided by a divisor. To calculate the Index, closing prices on a security’s primary exchange will be used for exchange-traded and Nasdaq stocks. If a component stock is not open for trading, the most recently traded price for that security will be used. In order to provide continuity for the index’s value, the divisor is adjusted periodically to reflect events including changes in the number of common shares outstanding for component stocks, company additions or deletions, corporate restructurings and other capitalization changes.

     The following types of shares are considered unavailable for the purposes of market capitalization determinations:

     ESOP or LESOP shares — corporations that have Employee Stock Ownership Plans that comprise 10% or more of the shares outstanding are adjusted;

     Corporate cross-owned shares — when shares of a company in the index are held by another company also in the index, this is considered corporate cross-ownership. Any percentage held in this class will be adjusted;

     Large private and corporate shares — large private and corporate holdings are defined as those shares held by an individual, a group of individuals acting together, or a corporation not in the index that own 10% or more of the shares outstanding. However, not to be included in this class are institutional holdings, which are: investment companies not in the index, partnerships, insurance companies not in the index, mutual funds, banks not in the index or venture capitals;

     Unlisted share classes — classes of common stock that are not traded on a U.S. exchange; and

     Initial public offering lock-ups — shares locked up during an initial public offering (“IPO”) are not available to the public and will be excluded from the market value at the time the IPO enters the index.

     Exclusion of capitalization held by other listed companies and large holdings of private investors (10% or more) is based on information recorded in SEC filings. Other sources are used in cases of missing or questionable data.

     The following summarizes the types of index maintenance adjustments and indicates whether or not an index adjustment is required.

     “No Replacement” Rule — Securities that leave the Index, between reconstitution dates, for any reason (e.g., mergers, acquisitions or other similar corporate activity) are not replaced. Thus, the number of securities in the Index over the past year will fluctuate according to corporate activity.

     Rule for Corporation-Action Driven Changes — Beginning April 1, 2003, changes resulting from corporate actions will generally be applied at the open of the ex-date using the previous day’s closing prices —

     Reclassification of shares, mergers and acquisitions, spin-offs and reorganizations — adjustments will be made at the open of the ex-date using previous day closing prices.

     Rules for Deletions — Effective January 1, 2002, when deleting stocks from the Index as a result of exchange delisting or reconstitution, the price used will be the market price on the day of deletion, including potentially the OTC bulletin board price.

Rule for Additions —

     Spin-offs — Spin-off companies are added to the parent company’s index and capitalization tier of membership, if the spin-off is large enough. To be eligible, the spun-off company’s total market capitalization must be greater than the market-adjusted total market capitalization of the smallest security in the Russell 3000E Index at the latest reconstitution.

Initial Public Offerings — Eligible IPO’s are added to the Index each quarter.

     Each month, the Index is updated for changes to shares outstanding as companies report changes in share capital to the SEC. Effective April 30, 2002, only cumulative changes to shares outstanding greater than 5% are reflected in the Index. This does not affect treatment of major corporate events, which are effective on the ex-date.

     In the case of trading halts, stocks are held in the Index at the last traded price until trading resumes or the stock is delisted.

     Gross dividends are included in the daily total return calculation of the Index based on their ex-dates. Monthly, quarterly and annual total returns are calculated by compounding the reinvestment of dividends daily. Special cash dividends are treated the same as regular cash dividends unless the special cash dividend exceeds 10% of the aggregate market value of the underlying security; in such case, the price of the stock is adjusted to deduct the dividend amount on the ex-date.

     Russell uses a “non-linear probability” method to assign growth and value weights to stocks to the index, where the term “probability” is used to indicate the degree of certainty that a stock is value or growth based on its relative book-to-price ratio and I/B/E/S forecast long-term growth mean. This method allows the stocks to be represented as having both growth and value characteristics, while preserving the additive nature of the index.

     A process for assigning growth and value weights is applied to the stocks after the Index is comprised. Stocks are ranked by their adjusted book-to-price ratio and their I/B/E/S forecast long-term growth mean. These rankings are converted to standardized units and combined to produce a composite value score (“CVS”). Stocks are then ranked by their CVS, and a probability algorithm is applied to the CVS distribution to assign growth and value weights to each stock. In general, stocks with lower CVS are considered growth, stocks with higher CVS are considered value, and stocks with a CVS in the middle are considered to have both growth and value characteristics, and are weighted proportionately in the Index.

     License Agreement. Russell and Morgan Stanley have entered into a non-exclusive license agreement providing for the license to Morgan Stanley, and certain of its affiliated and subsidiary companies, in exchange for a fee, of the right to use the Index, which is owned and published by Russell, in connection with securities, including the notes.

     The license agreement between Russell and Morgan Stanley provides that the following language must be set forth in this pricing supplement:

     The notes are not sponsored, endorsed, sold or promoted by Russell. Russell makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Russell 1000 Growth Index to track general stock market performance or a segment of the same. Russell’s publication of the Russell 1000 Growth Index in no way suggests or implies an opinion by Russell as to the advisability of investment in any or all of the securities upon which the Russell 1000 Growth Index is based. Russell’s only relationship to Morgan Stanley is the licensing of certain trademarks and trade names of Russell and of the Russell 1000 Growth Index, which is determined, composed and calculated by Russell without regard to Morgan Stanley or the notes. Russell is not responsible for and has not reviewed the notes nor any associated literature or publications and Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Russell 1000 Growth Index. Russell has no obligation or liability in connection with the administration, marketing or trading of the notes.

     RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 1000 GROWTH INDEX OR ANY DATA INCLUDED THEREIN AND RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY MORGAN STANLEY, INVESTORS, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 1000 GROWTH INDEX OR ANY DATA INCLUDED THEREIN. RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 1000 GROWTH INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

     The “Russell 1000® Growth Index” is a trademark of Russell and has been licensed for use by Morgan Stanley. The notes are not sponsored, endorsed, sold or promoted by Russell and Russell makes no representation regarding the advisability of investing in the notes.

     Historical Information. The following table sets forth the published high and low index closing values, as well as end-of-quarter index closing values, of the Russell 1000 Growth Index for each quarter in the period from January 1, 2001 through February 2, 2006. The index closing value on February 2, 2006 was 519.38. We obtained the information in the table below from Bloomberg Financial Markets, without independent verification. The historical values of the Russell 1000 Growth Index should not be taken as an indication of future performance, and no assurance can be given as to the level of the Russell 1000 Growth Index on any index determination date. The payment of dividends on the stocks that underlie the Russell 1000 Growth Index is not reflected in the level of such underlying index and, therefore, has no effect on the calculation of the payment at maturity.

	Russell 1000 Growth Index
	High	Low	Period End

2001
First Quarter	704.49	500.08	511.09
Second Quarter	616.23	470.23	553.64
Third Quarter	559.37	413.57	445.22
Fourth Quarter	528.88	444.46	511.57
2002
First Quarter	523.91	473.67	497.41
Second Quarter	498.80	397.55	403.70
Third Quarter	405.52	334.87	342.06
Fourth Quarter	394.57	331.59	365.44
2003
First Quarter	386.85	338.51	360.45
Second Quarter	426.91	363.56	410.92
Third Quarter	447.21	408.66	425.95
Fourth Quarter	468.90	435.88	468.90
2004
First Quarter	489.30	455.94	471.45
Second Quarter	484.70	458.03	479.35
Third Quarter	473.45	432.27	453.15
Fourth Quarter	494.22	444.41	493.41
2005
First Quarter	489.90	467.35	471.97
Second Quarter	491.26	456.33	482.29
Third Quarter	510.31	483.26	500.35
Fourth Quarter	524.58	481.01	513.71
2006
First Quarter (through
February 2, 2006)	533.18	516.09	519.38

     Use of Proceeds and Hedging. The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our subsidiaries.

     On the date of this pricing supplement, we, through our subsidiaries or others, hedged our anticipated exposure in connection with the notes by taking positions in the stocks underlying the Russell 1000 Growth Index, in futures or options contracts on the Russell 1000 Growth Index, exchange traded funds or other instruments. Such purchase activity could potentially have increased the value of the Russell 1000 Growth Index, and, therefore, effectively increased the value at which the Russell 1000 Growth Index must close on the determination dates before you would receive at maturity a payment that exceeds the principal amount of the notes. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the prospectus supplement for capital protected notes.

Risk Factors

     The notes involve risks not associated with conventional debt securities, some of which are briefly summarized below:

     The notes may not pay more than the principal amount at maturity. If the final average index value is less than or equal to the initial index value, you will receive only the principal amount of $1,000 for each note you hold at maturity.

     The notes do not pay interest. Because the supplemental redemption amount due at maturity may equal zero, the return on your investment in the notes (the effective yield to maturity) may be less than the amount that would be paid on an ordinary debt security.

     Secondary trading may be limited. There may be little or no secondary market for the notes. You should be willing to hold your notes to maturity.

     Market price of the notes will be influenced by many unpredictable factors. Several factors, many of which are beyond our control, will influence the value of the notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market, including: the value of the Russell 1000 Growth Index at any time and on specific determination dates, the volatility of the Russell 1000 Growth Index, interest and yield rates in the market, geopolitical conditions and economic, financial, political and regulatory or judicial events, the time remaining to the maturity of the notes, the dividend rate on the stocks underlying the Russell 1000 Growth Index and our creditworthiness.

     The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the notes in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging our obligations under the notes.

     Investing in the notes is not equivalent to investing in the Russell 1000 Growth Index. Because the payment you receive at maturity on the notes will be based on the closing value of the Russell 1000 Growth Index on three determination dates, it is possible for the final average index value to be lower than the initial index value even if the value of the Russell 1000 Growth Index at maturity is higher than the initial index value. A decrease in the value of the Russell 1000 Growth Index on any one determination date could more than offset any increases in the value of the Russell 1000 Growth Index on the other determination dates.

     Adjustments to the Russell 1000 Growth Index could adversely affect the value of the notes. The Frank Russell Company may discontinue or suspend calculation or publication of the Russell 1000 Growth Index at any time. In these circumstances, MS & Co., as the calculation agent, will have the sole discretion to substitute a successor index that is comparable to the discontinued Russell 1000 Growth Index and is not precluded from considering indices that are calculated and published by MS & Co. or any of its affiliates.

     You have no shareholder rights. As an investor in the notes, you will not have voting rights to receive dividends or other distributions or any other rights with respect to the stocks that underlie the Russell 1000 Growth Index.

     The economic interests of MS & Co., as the calculation agent and of MS & Co. and other affiliates of ours that will carry out hedging activities related to the notes or that trade in the component stocks of the Russell 1000 Growth Index or other instruments related to the Russell 1000 Growth Index are potentially adverse to your interests as an investor in the notes. The hedging or trading activities of our affiliates on or prior to the pricing date and on the valuation dates could adversely affect the index value and, as a result, could decrease the amount you may receive on the notes at maturity.

     The notes will be treated as contingent payment debt instruments for U.S. federal income tax purposes. The notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the prospectus supplement for capital protected notes in the section called “United States Federal Income Taxation.” If you are a U.S. taxable investor, you will generally be subject to annual income tax based on the comparable yield (as defined in the prospectus supplement for capital protected notes) of the notes even though you will not receive any stated interest on the notes. In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income.

     For further discussion of these and other risks you should read the section entitled “Risk Factors” beginning on S-12 of the prospectus supplement for capital protected notes. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

ERISA

     See “ERISA–Other Capital Protected Notes” in the prospectus supplement for capital protected notes.

United States Federal Income Taxation

     The notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Taxation—Tax Consequences to U.S. Holders.” Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, regardless of whether any stated interest is payable on the notes.. In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income. We have determined that the “comparable yield” will be a rate of 5.3477% compounded semi-annually. Based on our determination of the comparable yield, the “projected payment schedule” for a Note (assuming an issue price of $1,000) consists of a projected amount equal to $1,447.50 due at maturity. You should read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement for capital protected notes concerning the U.S. federal income tax consequences of investing in the notes.

     The following table states the amount of OID that will be deemed to have accrued with respect to a Note for each calendar year assuming a day count convention of 30 days per month and 360 days per year), based upon our determination of the comparable yield and the projected payment schedule (as described in the accompanying prospectus supplement):

		TOTAL OID
	OID	DEEMED TO
	DEEMED TO	HAVE ACCRUED
	ACCRUE	FROM ORIGINAL
	DURING	ISSUE DATE (PER
	CALENDAR	NOTE) AS OF END
	YEAR (PER	OF CALENDAR
CALENDAR YEAR	NOTE)	YEAR

Original Issue Date through
June 30, 2006	$20.9452	$20.9452
July 1, 2006 through
December 31, 2006	$27.2985	$48.2437
January 1, 2007 through
June 30, 2007	$28.0285	$76.2722
July 1, 2007 through
December 31, 2007	$28.7779	$105.0501
January 1, 2008 through
June 30, 2008	$29.5474	$134.5975
July 1, 2008 through
December 31, 2008	$30.3375	$164.9349
January 1, 2009 through
June 30, 2009	$31.1486	$196.0835

		TOTAL OID
	OID	DEEMED TO
	DEEMED TO	HAVE ACCRUED
	ACCRUE	FROM ORIGINAL
	DURING	ISSUE DATE (PER
	CALENDAR	NOTE) AS OF END
	YEAR (PER	OF CALENDAR
CALENDAR YEAR	NOTE)	YEAR

July 1, 2009 through
December 31, 2009	$31.9815	$228.0650
January 1, 2010 through
June 30, 2010	$32.8366	$260.9016
July 1, 2010 through
December 31, 2010	$33.7146	$294.6162
January 1, 2011 through
June 30, 2011	$34.61614	$329.2323
July 1, 2011 through
December 31, 2011	$35.5417	$364.7740
January 1, 2012 through
June 30, 2012	$36.4920	$401.2660
July 1, 2012 through
December 31, 2012	$37.4678	$438.7338
January 1, 2013 through
February 11, 2013	$8.7625	$447.4963

     The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of “original issue discount” and adjustments in respect of the notes, and we make no representation regarding the actual amounts of payments that will be made on a note.

     If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement for capital protected notes called “United States Taxation—Tax Consequences to Non-U.S. Holders.” Non-U.S. investors should also note that the discussion in the accompanying prospectus supplement does not address the tax consequences to non-U.S. investors for whom income or gain in respect of the notes is effectively connected with a trade or business in the United States. Non-U.S. investors should consult their own tax advisors regarding the potential tax consequences of an investment in the notes.

     You are urged to consult your own tax advisors regarding all aspects of the U.S. federal income tax consequences of investing in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.